


15008757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/15/15

January 25, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 1-25-16

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 15, 2015

Dear Mr. Mueller:

This is in response to your letters dated December 15, 2015 and January 15, 2016 concerning the shareholder proposal submitted to GE by Martin Harangozo. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Martin Harangozo
*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 15, 2015

The proposal requests that the board take the necessary steps to provide for cumulative voting in the election of directors.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 15, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Martin Harangozo ("Harangozo"). The No-Action Request asked that the Staff concur in our view that the Proposal, as well as three other proposals the Company received over the two days before and after receiving the Proposal submitted in the name of Timothy Roberts (November 5, 2015), Robert Fredrich (November 6, 2015) and James Jensen (November 9, 2015) (the "Other Proposals" and collectively with Proposal, the "Proposals"), may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(4).

To facilitate review of our requests to exclude the Proposal and the Other Proposals, we are filing consolidated no-action requests that include all of our grounds for exclusion of the Other Proposals in separate letters relating to each of the Other Proposals. We are therefore also refiling this letter to set forth our grounds for excluding only the Proposal. This letter does not raise new arguments.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Harangozo.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform Harangozo that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Company received the Proposal from Harangozo via email on November 7, 2015. For the reasons addressed in this letter, we believe that the Proposal is excludable under Rule 14a-8(i)(4) because it is designed to advance a personal interest and grievance of Harangozo. A copy of each of the Proposals and further correspondence with Harangozo, including Harangozo's revised Proposal, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposals relate to the redress of a personal claim and grievance against the Company and, by providing a platform to publicize Harangozo's claims and grievance against the Company, are designed to benefit Harangozo and the Harangozo Proponents (as defined below) in a manner that is not in the common interest of the Company's shareowners. As we explain below, Harangozo has a long-standing personal grievance against the Company and his former supervisor and is seeking to use the Proposals and their supporting statements to advance Harangozo's personal grievance.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because Harangozo Seeks To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of The Company's Shareowners.

A. Background On Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process. . . ." Exchange Act Release No. 19135 (Oct. 14, 1982). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982). Consistent with this interpretation of Rule 14a-8(i)(4), the Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially neutral resolution, but where the facts demonstrated that the proposal's true intent was to further a personal interest or redress a personal claim or grievance. For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO. *See also, MGM Mirage* (avail. Mar. 19, 2001) (concurring in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business Machines Corp.* (Soehnlein) (avail. Jan. 31, 1995) (concurring in the exclusion of a proposal to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that would have required the company to provide shareowners with a list of all parties that receive corporate donations over $5,000 in any one fiscal year, where the proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration and the company established the proponent's true intent from his correspondence with the company).

As addressed below, although the Proposal itself is phrased in terms that "might relate to matters which may be of general interest to all security holders," it is clear from the facts surrounding the submission of the Proposal and the Other Proposals that Harangozo is coordinating with other individuals in order to abuse the shareowner proposal process to assert Harangozo's personal grievance and advance Harangozo's personal objectives, which are not in the common interest of the Company's shareowners, and accordingly, the Proposals are properly excludable under Rule 14a-8(i)(4).

B. Background On Harangozo's Manipulation And Abuse Of The Shareowner Proposal Process.

Harangozo was hired by the Company in 1990 and was employed in the Company's appliance parts sourcing division before separating from the Company in April 2011. Two days after his separation from employment, Harangozo filed a claim against the Company under the Company's alternative dispute resolution ("ADR") process,[1] asserting various allegations regarding his conduct while employed with the Company and seeking monetary and other relief. In August 2011, Harangozo petitioned for mediation of his claims through another level of the Company's dispute resolution program. In August 2012, Harangozo submitted a complaint against the Company, which Harangozo subsequently amended to add additional allegations and continued to assert allegations relating to the Company and his former supervisor (the "Supervisor") and to pursue claims against the Company through the ADR process.

Commencing in 2012, the Company received shareholder proposals from Harangozo and two other individuals, Timothy Roberts and Robert Fredrich. In 2013, 2014 and this year, the Company received proposals from Harangozo, Timothy Roberts, Robert Fredrich, and James Jensen (in addition, in 2013 the Company received a proposal from an individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). The proposals submitted by Harangozo and the Harangozo Proponents have addressed a variety of corporate governance or executive compensation topics. However, it is clear that Harangozo and the Harangozo Proponents have coordinated these submissions,[2] as they have rotated the proposals among one another year-to-year (*i.e.*, one Harangozo Proponent submitting a proposal previously submitted by another Harangozo Proponent). For example,

---

1 The Company does not take issue with Harangozo's use of the Company's alternative dispute resolution process, which the Company views as an appropriate forum for employees to raise any grievances.

2 On November 5, 2015, Mr. Roberts emailed his 2015 proposal to the Company and on November 6, 2015, Mr. Roberts emailed Mr. Fredrich's 2015 proposal to the Company, stating in his email that "Robert Fredrich asked me to send this to you on his behalf." Last year, Mr. Roberts corresponded with the Company and the Company's counsel on behalf of Mr. Jensen, indicating in one of his emails to the Company and its counsel that "I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014." Copies of this correspondence are attached to this letter as Exhibit B. Additionally, the email submissions of the Proposals for inclusion in the Company's 2016 proxy statement indicate that all of the following materials were originally created and/or processed on the same computer:

- The "image" submitted by Mr. Fredrich;
- The "image" submitted by Harangozo;
- The "image" submitted by Mr. Jensen;
- The "image" originally submitted by Mr. Roberts and subsequently deleted from his submission to the Company;
- Mr. Roberts' November 23, 2015 letter from Scottrade regarding his ownership of Company stock;
- Mr. Roberts' revised 2015 shareowner proposal; and
- Mr. Fredrich's 2015 shareowner proposal.

the proposal submitted by Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013, the proposal submitted by Mr. Fredrich in 2012 was substantially similar to the proposals submitted by Mr. Roberts in 2013 and 2014, and the proposal submitted by Mr. Renn in 2013 is comparable to the proposals submitted by Mr. Fredrich in 2014 and 2015.

More significantly, the proposals submitted by Harangozo and the Harangozo Proponents, just as with the Proposals submitted this year, have served primarily as a platform to assert claims relating to the alleged treatment by the Company and by the Supervisor of an aggrieved unidentified employee, and to ensure that Harangozo is provided a platform to speak during the business portion of the Company's annual meetings. The table below demonstrates that their supporting statements, which refer to the concerns of "shareholders" to address what clearly are employment concerns, have consistently served to publicize and advance Harangozo's personal grievance. Copies of the Harangozo Proponents' proposals submitted in prior years and mentioned below are attached to this letter as Exhibit C. Thus, through the shareowner proposal process, the Harangozo Proponents have publicly disclosed and addressed Harangozo's grievances regarding the Company and the Supervisor, as illustrated below. Notwithstanding the final conclusion of the ADR proceeding, the Proposals reflect Harangozo's ongoing campaign to harass the Company and further his personal interests in a different forum outside the ADR process.

Statements from Proposals and Supporting Statements of Harangozo Proponents	**Source of Statement**
"November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss [the Supervisor] stated 'We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time.'" http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf". "There are routine compromises in the 'spirit and letter commitment.'"	Robert Fredrich, 2013 and 2014 proposals
"During the year 2011 a concern was raised regarding the accounting	Timothy Roberts,

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company." "After careful and thoughtful review, some shareholders believe that [the Supervisor] used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the 'Spirit and Letter'."	2015 proposal
"Current economy pressures employees to falsify completed work pandering to the mood of the boss." "Clearly shareholders would not want [the Supervisor] . . . or subordinates they intimidated to 'lie for the boss'. . . ." "Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored." "[The Supervisor], 2010 Appliance Parts Sourcing boss presented angry facial expressions. [The Supervisor] stated he thought he . . . completed document retention." "[The Supervisor] led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease." "[The Supervisor] retaliated against the honorable employee."	Neal Renn, 2013 proposal
"While some health ahead encouragement exists at General Electric, the initiatives have been spotty. [GE Manager], appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe . . . [the Supervisor], 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made	Robert Fredrich, 2015 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight. An individual, who concurs with the General Electric classifications glanced at [the Supervisor] and corresponded that [the Supervisor] was very obese." "Some shareholders believe [the Supervisor] retaliated against those following the health commandments of [GE Manager]. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy. . . . If [the Supervisor] is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees."	
"The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis. . . . During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company. Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision." "Some shareholders found evidence, and believe that the retaliation efforts of [the Supervisor] included following his victim to a church, and falsely accusing the victim of threatening to kill him ([the Supervisor] [sic]). Some shareholders believe this last retaliation effort by [the Supervisor] was designed to interfere with the victims religious practices. . . . Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality."	Timothy Roberts, 2015 proposal
"August 2012 General Electric recalled million appliances posing fire	Roberts Fredrich,

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test. General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns. (Case 3:08-CV-00082-JHM-DW Page ID# 1325)."	2013 and 2014 proposals
"The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image)."	Timothy Roberts, 2015 proposal

Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposal that Harangozo is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under Rule 14a-8(i)(4).

C. *Discussion.*

As noted above, Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. Here, each of the elements of Rule 14a-8(i)(4) is satisfied:

(1) a personal grievance exists in the disagreement that Harangozo has over his employment with the Company and the criticism he has leveled against the Supervisor, as evidenced by the discussion of his employment grievances in the proposals submitted through the Harangozo Proponents; and

(2) while Harangozo keeps his own statements in the Proposal and the supporting statement neutral to provide himself a platform for speaking at the Company's annual meetings, the statements contained in the proposals submitted in 2015 through the Harangozo Proponents, with the exception of the proposal submitted by Mr. Jensen, specifically address Harangozo's personal grievance and are designed to ensure that his personal grievance likewise is before the Company's shareowners at the annual meeting.

For purposes of Rule 14a-8(i)(4), it does not matter if Harangozo is not identified by name in the proposals submitted through the Harangozo Proponents or their supporting statements. Nor should it matter that Harangozo's own Proposal does not, on its face, address his personal grievance with the Company. As noted above, in Exchange Act Release No. 19135, the Commission stated that under the language now found in Rule 14a-8(i)(4), proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for purposes of identifying the personal grievance to which the submission of the proposal relates. Here, one need not look far. As in past years, the Other Proposals reflect a coordinated effort to continue to assert allegations regarding Harangozo's conduct as an employee of the Company and his personal grievance with the Company and the Supervisor.

The circumstances surrounding the submission of the Proposal are similar to the circumstances surrounding the submission of the proposal considered in *General Electric Co.* (avail. Feb. 2, 2005). There the proponent also was a former employee of a business unit of the Company and also had initiated claims against the Company regarding her employment, which in that case had been concluded in the Company's favor. The proponent then submitted a shareowner proposal to the Company requesting that its CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." On its face, the proposal and supporting statements did not refer to the proponent's grievance. However, the fact that the proposal was in furtherance of a personal grievance was clear from disclosures that were referenced in the proposal's supporting statement. Here, that fact is demonstrated by the coordinated presentation of Harangozo's grievance as discussed above.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for noncompliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

The Company is aware that the Staff has been unable to concur in the exclusion of proposals where the proposal, as the Commission stated in Exchange Act Release No. 20091 (Aug. 16, 1983), related "to an issue in which a proponent was personally committed or intellectually and emotionally interested," but which also was an issue of interest to security holders at large. The Proposal is distinguishable from those proposals in two critical respects. First, while Harangozo has retained neutral language in his own Proposal, it is clear that this is being done so that he can ensure a platform for speaking at the Company's annual meetings while his specific grievance is aired through the proposals submitted by the Harangozo Proponents. Second, topics regarding Harangozo's personal grievance against the Company are the topics most consistently raised through the Harangozo Proponents, despite their proposals superficially mentioning general governance matters, and thus, the purpose of the Harangozo Proponents' proposals is to further Harangozo's personal ends, which clearly are not of interest to the Company's shareowners at large. Therefore, the context in which the Proposals should be viewed is distinguishable from instances where a former employee is instead a passionate advocate of an issue of interest to security holders at large.

Finally, it should not be relevant that the personal claim or grievance is not set forth in the Proposal or its supporting statements, because statements regarding the grievance are contained in materials created by Harangozo with the intent that those statements appear in the Company's proxy statement. Moreover, the Staff previously has concurred with the exclusion of proposals when the claim or grievance belonged to someone other than the proponent. In *Burlington Northern Santa Fe Corp.* (avail. Feb. 1, 2001), the company received six shareowner proposals, one from a former disgruntled employee and five from other individuals. The former employee, the driving force behind the submission of all six proposals, had a long-standing grievance against the company. In *Burlington Northern Santa Fe*, the company argued that all six proposals, although some were submitted by other nominal proponents, were designed to address the former employee's personal grievance against the company. The Staff concurred with exclusion of all six proposals under Rule 14a-8(i)(4), stating that the proposals "appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large." Similarly, in *NMR of America Inc.* (avail. May 11, 1993), a husband and wife each submitted a shareowner proposal to the company, and in response to the company's arguments demonstrating that both proposals were in furtherance of claims made by the husband and his son against the company, the Staff concurred with the exclusion of both proposals under the predecessor to Rule 14a-8(i)(4).

Here, the Proposal and the Other Proposals collectively operate to advance Harangozo's personal grievance and enable Harangozo to continue to pursue his personal grievance through the shareowner proposal process and the Company's annual meeting. As such, the Company is of the view that the Proposal is part of Harangozo's attempt to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners. Even though Harangozo did not include references to his grievance in his own Proposal, through the other Harangozo Proponents, it is clear that Harangozo is abusing the shareowner proposal process by coordinated actions raising allegations "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus the Company is of the view that the Proposal is excludable under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(4).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Martin Harangozo

GIBSON DUNN

EXHIBIT A

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Date: November 7, 2015 at 2:31:15 PM EST
To: <brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>>,
<aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>,
<shareholderproposals@sec.gov<mailto:shareholderproposals@sec.gov>>
Subject: Harangozo2015
Reply-To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the proxy for voting at the GE 2016 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2016 annual shareholder meeting.

Kind regards

-Martin Harangozo

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL

Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.



One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
1
0.5
25.6
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)

DE = 25 **Very High**
45% Drop (9/11/01- 9/26/2014)



DE = 1 **Very Low**
92% Gain (9/11/01- 9/26/2014)



DE = 0 (2-3-2004) **Perfect!**
480% Gain (9/11/01- 9/26/2014)

  



General Electric
Johnson & Johnson
Apple
09-11-2001

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

VIA OVERNIGHT MAIL AND EMAIL

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received on November 7, 2015 the shareowner proposal you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. Although the Company's stock records indicate that you are the record owner of sufficient shares to satisfy this requirement as of November 7, 2015, under Rule 14a-8(b) under the Securities Exchange Act of 1934, a shareowner proponent also must provide to the Company a written statement that of the shareowner's intent to continue to hold the required number of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. Your correspondence is inadequate in this respect because it states that you intend to continue to hold the shares in your 401(k) account held with the Company until the end of the Company's 2016 Annual Meeting of Shareowners, instead of stating that you intend to continue to hold the "required number of shares" through the date of the Company's 2016 Annual Meeting of Shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and any supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Ronald O. Mueller

cc: Brian Sandstrom

Enclosure

-----Original Message-----
From: Sandstrom, Brian (GE Corporate) [mailto:brian.sandstrom@ge.com]
Sent: Tuesday, November 24, 2015 8:28 PM
To: Martin Harangozo; Fortt, Sarah E.
Cc: Zyskowski, Lori
Subject: RE: Deficiency Notice

Dear Mr. Harangozo,

Thank you for your message yesterday. Receipt confirmed.

Regards,

Brian Sandstrom

-----Original Message-----
From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2015 3:42 PM
*** FISMA & OMB Memorandum M-07-16 *** To: Sarah E.Fortt <SFortt@gibsondunn.com>; Sandstrom, Brian (GE Corporate) <brian.sandstrom@ge.com>
Cc: Sandstrom, Brian (GE Corporate) <brian.sandstrom@ge.com>; LoriZyskowski <LZyskowski@gibsondunn.com>
Subject: Re: Deficiency Notice

Brian Sandstrom,

Please include the attached shareholder proposal in the proxy for voting at the GE 2016 shareholder meeting.

I have revised the proposal to cure the deficiencies mentioned in your letter to me both in the proposal and in the e-mail below.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders.

Kind regards

-Martin Harangozo

P.S. Hello Lori, Same fun, different company.

On Mon, 11/16/15, Fortt, Sarah E. <SFortt@gibsondunn.com> wrote:

Subject: Deficiency Notice
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Sandstrom, Brian (GE Corporate) (brian.sandstrom@ge.com)" <brian.sandstrom@ge.com>, "Zyskowski, Lori" <LZyskowski@gibsondunn.com>
Date: Monday, November 16, 2015, 8:58 PM

Mr. Harangozo,

Per our client's request, attached is
correspondence regarding your proposal. This correspondence was also overnighted to you on Friday, November 13, 2015, and, according to our records, delivered today.

Best,
Sarah

Sarah
E. Fortt

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W., Washington, DC 20036-5306

Tel +1 202.887.3501
• Fax
+1 202.530.4249

SFortt@gibsondunn.com • www.gibsondunn.com

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance.

"If you AGREE, please mark your proxy FOR this resolution."

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 5, 2015 1:46 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals@sec.gov; Briggs, Aaron (GE Corporate)
Cc: timclayroberts
Subject: GERobertsProposalSubmitted2015

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the GE proxy for voting at the 2016 shareholder meeting. The image may be copied in black and white.

Thanks

"Resolved: We request that the Company prepare a report, at reasonable cost, that outlines whether the spirit and letter procedures as published by the company is indeed consistent with company practices regarding two submissions the company made to the SEC . The report is to include a study that discloses if Mr. Jeffrey Immelt reasonably followed this procedure regarding these responses, and if not whether discipline is in order with the possibility of termination https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/robertfredrich020514-14a8.pdf, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf.

The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis http://www.ge.com/files_citizenship/pdf/TheSpirit&TheLetter.pdf.

During 2011, GE incurred legal costs and fines of over 200 million dollars as the SEC alleged that GE used a variety of accounting misdeeds in reporting income. During the year 2011 a concern was raised regarding the accounting practices of Mr. Matthew Johnson, General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company.

Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision.

Some shareholders have met peacefully, and lawfully discussed the matter concerning Matthew Johnson. After careful and thoughtful review, some shareholders believe that Matthew Johnson used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the "Spirit and Letter". Some shareholders found evidence, and believe that the retaliation efforts of Matthew Johnson included following his victim to a church, and falsely accusing the victim of threatening to kill him (MatthewJohnson). Some shareholders believe this last retaliation effort by Matthew Johnson was designed to interfere with the victims religious practices.

The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image).

ROBERTS IMAGE



From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. Mark Shirkness, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe Mark Shirkness's underling Matthew Johnson, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

An individual, who concurs with the General Electric classifications glanced at Matthew Johnson and corresponded that Matthew Johnson was very obese. Some shareholders believe Matthew Johnson retaliated against those following the health commandments of Mark Shirkness. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs. http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If Matthew Johnson is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.


Possible added Costs of a Very Obese Man (Lost Work + Medical Expenses
Growing at 10%)
Cost in Dollars
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32
YR
Fredrich Image

Begin forwarded message:

From: devereauxjensen *** FISMA & OMB Memorandum M-07-16 ***
Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Approximate GE S and P 500 Comparison Since Immelt


~173
100
~63
GE
S and P 500

Jensen Image

GIBSON DUNN

EXHIBIT B

From *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

From: Devereaux Jensen *** FISMA & OMB Memorandum M-07-16 ***
Date: November 20, 2014 at 12:04:53 PM EST
To: Tim Roberts *** FISMA & OMB Memorandum M-07-16 ***
Cc: ShareholderProposals <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, lori zyskowski <lori.zyskowski@ge.com>
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, *** FISMA & OMB Memorandum M-07-16 *** wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

EXHIBIT C

RECEIVED
NOV 1 2 2013
B. B. DENNISTON III

Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

Dear Mr. Denniston

I am the owner of some common shares of General Electric Stock, and respectfully submit the enclosed Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.

I also include my proof of ownership.

I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Robert Fredrich

Robert Fredrich

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electrics conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. Former Plastics Chief John Krenicki correctly commented Were not going to be successful with the mutual fund management approach. The company operates several large unrelated lines of business. In my shared opinion the boards capacity to effectively oversee General Electric is severely compromised because outside directors have high profile demanding career obligations elsewhere.

There are routine compromises in the "spirit and letter commitment"

August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.

General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns.

(Case 3:08-CV-00082-JHM-DW PageID# 1325)

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors.

"General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.

November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 share holders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

The only solution is the sale of the company

R.F.

Timothy Clay Roberts

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Brackett,

I am enclosing a shareholder proposal to be presented for voting at the 2015 shareholder meeting per rule 14a-8. This is on behalf of my fellow shareholder Robert Fredrich. Please see his request enclosed.

For questions, please contact me at:

*** FISMA & OMB Memorandum M-07-16 ***

Or send me an e-mail at: *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Timothy Roberts

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting. "The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

There are routine compromises in the "spirit and letter commitment"

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors."General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 shareholders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

Some shareholders find General Electric could use polish in the area of diversity. In 2011 a court advised General Electric that a sworn affidavit regarding a General Electric boss discussing an employee gives possible rise to racial discrimination, even if General Electric argues otherwise. The General Electric boss exclaimed a racial slur when discussing the employee. The racial slur by the General Electric boss was

Case 3.08-cv-00008-JBC-DW Document 75.

The only solution is an independent board chairman who contributes to oversight.

Neal Renn

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston

I respectfully submit the below 414 word Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.
My shares are held in my 401K plan enabling you to confirm my shares.
I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,



Neal Renn
11/6/2013

“Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

“Supporting Statement: General Electric remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future. We believe this study is essential for realistic and responsible security, economic and ethical planning.”

The report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis.

Current economy pressures employees to falsify completed work pandering to the mood of the boss.

Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding all documents two years old unless there was compelling business or legal reason to keep documents.

Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.

Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.

Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to “lie for the boss” certifying nuclear power plants aircraft engines or appliance safety.

Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

Human flaws as these, factored into the vulnerability and risk report could shed more accurate light into realistic and responsible security, economic and ethical planning.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 15, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Martin Harangozo ("Harangozo"), as well as three other proposals and supporting statements submitted in coordination with Harangozo (the "Other Proposals" and collectively with the Proposal, the "Proposals").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Harangozo and the Harangozo Proponents (as defined below).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Harangozo that if he elects to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Company received the Proposal from Harangozo via email on November 7, 2015. Over the two days before and after receiving the Proposal, the Company received the Other Proposals via email submitted in the name of Timothy Roberts (November 5, 2015), Robert Fredrich (November 6, 2015) and James Jensen (November 9, 2015). For the reasons addressed in this letter, we believe that the Proposals are excludable under Rule 14a-8(i)(4) because they are designed to advance a personal interest and grievance of Harangozo. We believe that each of the Other Proposals also is excludable on other bases under Rule 14a-8, and therefore have submitted separate no-action letters addressing those bases for exclusion of the Other Proposals. This letter addresses only the basis for exclusion of the Proposal under Rule 14a-8(i)(4) and, in the event that the Staff does not concur with our view that each of the Other Proposals is otherwise excludable under Rule 14a-8, the additional basis for exclusion of the Other Proposals under Rule 14a-8(i)(4). A copy of each of the Proposals and further correspondence with Harangozo, including Harangozo's revised Proposal, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposals relate to the redress of a personal claim and grievance against the Company and, by providing a platform to publicize Harangozo's claims and grievance against the Company, are designed to benefit Harangozo and the Harangozo Proponents in a manner that is not in the common interest of the Company's shareowners. As we explain below, Harangozo has a long-standing personal grievance against the Company and his former supervisor and is seeking to use the Proposals and their supporting statements to advance Harangozo's personal grievance.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(i)(4) Because Harangozo Seeks To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of The Company's Shareowners.

A. Background On Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process. . . ." Exchange Act Release No. 19135 (Oct. 14, 1982). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982). Consistent with this interpretation of Rule 14a-8(i)(4), the Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially neutral resolution, but where the facts demonstrated that the proposal's true intent was to further a personal interest or redress a personal claim or grievance. For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO. *See also, MGM Mirage* (avail. Mar. 19, 2001) (concurring in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business Machines Corp.* (Soehnlein) (avail. Jan. 31, 1995) (concurring in the exclusion of a proposal to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that would have required the company to provide shareowners with a list of all parties that receive corporate donations over $5,000 in any one fiscal year, where the proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration and the company established the proponent's true intent from his correspondence with the company).

As addressed below, although the Proposal itself is phrased in terms that "might relate to matters which may be of general interest to all security holders," it is clear from the facts surrounding the submission of the Proposal and the Other Proposals that Harangozo is coordinating with other individuals in order to abuse the shareowner proposal process to assert Harangozo's personal grievance and advance Harangozo's personal objectives, which are not in the common interest of the Company's shareowners, and accordingly, the Proposals are properly excludable under Rule 14a-8(i)(4).

B. Background On Harangozo's Manipulation And Abuse Of The Shareowner Proposal Process.

Harangozo was hired by the Company in 1990 and was employed in the Company's appliance parts sourcing division before separating from the Company in April 2011. Two days after his separation from employment, Harangozo filed a claim against the Company under the Company's alternative dispute resolution ("ADR") process,[1] asserting various allegations regarding his conduct while employed with the Company and seeking monetary and other relief. In August 2011, Harangozo petitioned for mediation of his claims through another level of the Company's dispute resolution program. In August 2012, Harangozo submitted a complaint against the Company, which Harangozo subsequently amended to add additional allegations and continued to assert allegations relating to the Company and his former supervisor (the "Supervisor") and to pursue claims against the Company through the ADR process.

[1] The Company does not take issue with Harangozo's use of the Company's alternative dispute resolution process, which the Company views as an appropriate forum for employees to raise any grievances.

Commencing in 2012, the Company received shareholder proposals from Harangozo and two other individuals, Timothy Roberts and Robert Fredrich. In 2013, 2014 and this year, the Company received proposals from Harangozo, Timothy Roberts, Robert Fredrich, and James Jensen (in addition, in 2013 the Company received a proposal from an individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). The proposals submitted by Harangozo and the Harangozo Proponents have addressed a variety of corporate governance or executive compensation topics. However, it is clear that Harangozo and the Harangozo Proponents have coordinated these submissions,[2] as they have rotated the proposals among one another year-to-year (*i.e.*, one Harangozo Proponent submitting a proposal previously submitted by another Harangozo Proponent). For example, the proposal submitted by Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013, the proposal submitted by Mr. Fredrich in 2012 was substantially similar to the proposals submitted by Mr. Roberts in 2013 and 2014, and the proposal submitted by Mr. Renn in 2013 is comparable to the proposals submitted by Mr. Fredrich in 2014 and 2015.

More significantly, the proposals submitted by Harangozo and the Harangozo Proponents, just as with the Proposals submitted this year, have served primarily as a platform to assert claims relating to the alleged treatment by the Company and by the Supervisor of an aggrieved unidentified employee, and to ensure that Harangozo is provided a platform to speak during the business portion of the Company's annual meetings. The table below demonstrates that their supporting statements, which refer to the concerns of "shareholders" to address what clearly are employment concerns, have consistently served to publicize and

---

[2] On November 5, 2015, Mr. Roberts emailed his 2015 proposal to the Company and on November 6, 2015, Mr. Roberts emailed Mr. Fredrich's 2015 proposal to the Company, stating in his email that "Robert Fredrich asked me to send this to you on his behalf." Last year, Mr. Roberts corresponded with the Company and the Company's counsel on behalf of Mr. Jensen, indicating in one of his emails to the Company and its counsel that "I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014." Copies of this correspondence are attached to this letter as Exhibit B. Additionally, the email submissions of the Proposals for inclusion in the Company's 2016 proxy statement indicate that all of the following materials were originally created and/or processed on the same computer:

- The "image" submitted by Mr. Fredrich;
- The "image" submitted by Harangozo;
- The "image" submitted by Mr. Jensen;
- The "image" originally submitted by Mr. Roberts and subsequently deleted from his submission to the Company;
- Mr. Roberts' November 23, 2015 letter from Scottrade regarding his ownership of Company stock;
- Mr. Roberts' revised 2015 shareowner proposal; and
- Mr. Fredrich's 2015 shareowner proposal.

advance Harangozo's personal grievance. Copies of the Harangozo Proponents' proposals submitted in prior years and mentioned below are attached to this letter as Exhibit C. Thus, through the shareowner proposal process, the Harangozo Proponents have publicly disclosed and addressed Harangozo's grievances regarding the Company and the Supervisor, as illustrated below. Notwithstanding the final conclusion of the ADR proceeding, the Proposals reflect Harangozo's ongoing campaign to harass the Company and further his personal interests in a different forum outside the ADR process.

Statements from Proposals and Supporting Statements of Harangozo Proponents	**Source of Statement**
"November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss [the Supervisor] stated 'We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time.'" http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf". "There are routine compromises in the 'spirit and letter commitment.'"	Robert Fredrich, 2013 and 2014 proposals
"During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company." "After careful and thoughtful review, some shareholders believe that [the Supervisor] used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the 'Spirit and Letter'."	Timothy Roberts, 2015 proposal
"Current economy pressures employees to falsify completed work pandering to the mood of the boss." "Clearly shareholders would not want [the Supervisor] . . . or subordinates they intimidated to 'lie for	Neal Renn, 2013 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
the boss'. . . ." "Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored." "[The Supervisor], 2010 Appliance Parts Sourcing boss presented angry facial expressions. [The Supervisor] stated he thought he . . . completed document retention." "[The Supervisor] led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease." "[The Supervisor] retaliated against the honorable employee."	
"While some health ahead encouragement exists at General Electric, the initiatives have been spotty. [GE Manager], appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe . . . [the Supervisor], 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight. An individual, who concurs with the General Electric classifications glanced at [the Supervisor] and corresponded that [the Supervisor] was very obese." "Some shareholders believe [the Supervisor] retaliated against those following the health commandments of [GE Manager]. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy. . . . If [the Supervisor] is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees."	Robert Fredrich, 2015 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
"The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis. . . . During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company. Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision." "Some shareholders found evidence, and believe that the retaliation efforts of [the Supervisor] included following his victim to a church, and falsely accusing the victim of threatening to kill him ([the Supervisor] [sic]). Some shareholders believe this last retaliation effort by [the Supervisor] was designed to interfere with the victims religious practices. . . . Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality."	Timothy Roberts, 2015 proposal
"August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test. General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns. (Case 3:08-CV-00082-JHM-DW Page ID# 1325)."	Roberts Fredrich, 2013 and 2014 proposals
"The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public.	Timothy Roberts, 2015 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image)."	

Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposal that Harangozo is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under Rule 14a-8(i)(4).

C. Discussion.

As noted above, Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. Here, each of the elements of Rule 14a-8(i)(4) is satisfied:

(1) a personal grievance exists in the disagreement that Harangozo has over his employment with the Company and the criticism he has leveled against the Supervisor, as evidenced by the discussion of his employment grievances in the proposals submitted through the Harangozo Proponents; and

(2) while Harangozo keeps his own statements in the Proposal and the supporting statements neutral to provide himself a platform for speaking at the Company's annual meetings, the statements contained in the proposals submitted in 2015 through the Harangozo Proponents, with the exception of the proposal submitted by Mr. Jensen, specifically address Harangozo's personal grievance and are designed to

ensure that his personal grievance likewise is before the Company's shareowners at the annual meeting.

For purposes of Rule 14a-8(i)(4), it does not matter if Harangozo is not identified by name in the proposals submitted through the Harangozo Proponents or their supporting statements. Nor should it matter that Harangozo's own Proposal does not, on its face, address his personal grievance with the Company. As noted above, in Exchange Act Release No. 19135, the Commission stated that under the language now found in Rule 14a-8(i)(4), proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for purposes of identifying the personal grievance to which the submission of the proposal relates. Here, one need not look far. As in past years, the Other Proposals reflect a coordinated effort to continue to assert allegations regarding Harangozo's conduct as an employee of the Company and his personal grievance with the Company and the Supervisor.

The circumstances surrounding the submission of the Proposal are similar to the circumstances surrounding the submission of the proposal considered in *General Electric Co.* (avail. Feb. 2, 2005). There the proponent also was a former employee of a business unit of the Company and also had initiated claims against the Company regarding her employment, which in that case had been concluded in the Company's favor. The proponent then submitted a shareowner proposal to the Company requesting that its CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." On its face, the proposal and supporting statements did not refer to the proponent's grievance. However, the fact that the proposal was in furtherance of a personal grievance was clear from disclosures that were referenced in the proposal's supporting statement. Here, that fact is demonstrated by the coordinated presentation of Harangozo's grievance as discussed above.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for noncompliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

The Company is aware that the Staff has been unable to concur in the exclusion of proposals where the proposal, as the Commission stated in Exchange Act Release No. 20091 (Aug. 16, 1983), related "to an issue in which a proponent was personally committed or intellectually and emotionally interested," but which also was an issue of interest to security holders at large. The Proposal is distinguishable from those proposals in two critical respects. First, while Harangozo has retained neutral language in his own Proposal, it is clear that this is being done so that he can ensure a platform for speaking at the Company's annual meetings while his specific grievance is aired through the proposals submitted by the Harangozo Proponents. Second, topics regarding Harangozo's personal grievance against the Company are the topics most consistently raised through the Harangozo Proponents, despite their proposals superficially mentioning general governance matters, and thus, the purpose of the Harangozo Proponents' proposals is to further Harangozo's personal ends, which clearly are not of interest to the Company's shareowners at large. Therefore, the context in which the Proposals should be viewed is distinguishable from instances where a former employee is instead a passionate advocate of an issue of interest to security holders at large.

Finally, it should not be relevant that the personal claim or grievance is not set forth in the Proposal or its supporting statements, because statements regarding the grievance are contained in materials created by Harangozo with the intent that those statements appear in the Company's proxy statement. Moreover, the Staff previously has concurred with the exclusion of proposals when the claim or grievance belonged to someone other than the proponent. In *Burlington Northern Santa Fe Corp.* (avail. Feb. 1, 2001), the company received six shareowner proposals, one from a former disgruntled employee and five from other individuals. The former employee, the driving force behind the submission of all six proposals, had a long-standing grievance against the company. In *Burlington Northern Santa Fe*, the company argued that all six proposals, although some were submitted by other nominal proponents, were designed to address the former employee's personal grievance against the company. The Staff concurred with exclusion of all six proposals under Rule

14a-8(i)(4), stating that the proposals "appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large." Similarly, in *NMR of America Inc.* (avail. May 11, 1993), a husband and wife each submitted a shareowner proposal to the company, and in response to the company's arguments demonstrating that both proposals were in furtherance of claims made by the husband and his son against the company, the Staff concurred with the exclusion of both proposals under the predecessor to Rule 14a-8(i)(4).

Here, the Proposal and the Other Proposals collectively operate to advance Harangozo's personal grievance and enable Harangozo to continue to pursue his personal grievance through the shareowner proposal process and the Company's annual meeting. As such, the Company is of the view that the Proposal is part of Harangozo's attempt to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners. Even though Harangozo did not include references to his grievance in his own Proposal, through the other Harangozo Proponents, it is clear that Harangozo is abusing the shareowner proposal process by coordinated actions raising allegations "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus the Company is of the view that the Proposal is excludable under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(4).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Martin Harangozo
Timothy Roberts
Robert Fredrich
James Jensen

GIBSON DUNN

EXHIBIT A

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Date: November 7, 2015 at 2:31:15 PM EST
To: <brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>>,
<aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>,
<shareholderproposals@sec.gov<mailto:shareholderproposals@sec.gov>>
Subject: Harangozo2015
Reply-To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the proxy for voting at the GE 2016 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2016 annual shareholder meeting.

Kind regards

-Martin Harangozo

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL

Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.



One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
1
0.5
25.6
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)

DE = 25 **Very High**

45% Drop (9/11/01- 9/26/2014)





General Electric
1990
1995
2000
2005
2010

DE = 1 **Very Low**

92% Gain (9/11/01- 9/26/2014)





Johnson & Johnson
1990
1995
2000
2005
2010

DE = 0 (2-3-2004) **Perfect!**

480% Gain (9/11/01- 9/26/2014)









Apple
09-11-2001

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

VIA OVERNIGHT MAIL AND EMAIL

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received on November 7, 2015 the shareowner proposal you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. Although the Company's stock records indicate that you are the record owner of sufficient shares to satisfy this requirement as of November 7, 2015, under Rule 14a-8(b) under the Securities Exchange Act of 1934, a shareowner proponent also must provide to the Company a written statement that of the shareowner's intent to continue to hold the required number of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. Your correspondence is inadequate in this respect because it states that you intend to continue to hold the shares in your 401(k) account held with the Company until the end of the Company's 2016 Annual Meeting of Shareowners, instead of stating that you intend to continue to hold the "required number of shares" through the date of the Company's 2016 Annual Meeting of Shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and any supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Ronald O. Mueller

cc: Brian Sandstrom

Enclosure

-----Original Message-----
From: Sandstrom, Brian (GE Corporate) [mailto:brian.sandstrom@ge.com]
Sent: Tuesday, November 24, 2015 8:28 PM
To: Martin Harangozo; Fortt, Sarah E.
Cc: Zyskowski, Lori
Subject: RE: Deficiency Notice

Dear Mr. Harangozo,

Thank you for your message yesterday. Receipt confirmed.

Regards,

Brian Sandstrom

-----Original Message-----
From: Martin Harangozo [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2015 3:42 PM
*** FISMA & OMB Memorandum M-07-16 *** To: Sarah E.Fortt <SFortt@gibsondunn.com>; Sandstrom, Brian (GE Corporate) <brian.sandstrom@ge.com>
Cc: Sandstrom, Brian (GE Corporate) <brian.sandstrom@ge.com>; LoriZyskowski <LZyskowski@gibsondunn.com>
Subject: Re: Deficiency Notice

Brian Sandstrom,

Please include the attached shareholder proposal in the proxy for voting at the GE 2016 shareholder meeting.

I have revised the proposal to cure the deficiencies mentioned in your letter to me both in the proposal and in the e-mail below.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders.

Kind regards

-Martin Harangozo

P.S. Hello Lori, Same fun, different company.

On Mon, 11/16/15, Fortt, Sarah E. <SFortt@gibsondunn.com> wrote:

Subject: Deficiency Notice
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Sandstrom, Brian (GE Corporate) (brian.sandstrom@ge.com)" <brian.sandstrom@ge.com>, "Zyskowski, Lori" <LZyskowski@gibsondunn.com>
Date: Monday, November 16, 2015, 8:58 PM

Mr. Harangozo,

Per our client's request, attached is
correspondence regarding your proposal. This correspondence was also overnighted to you on Friday, November 13, 2015, and, according to our records, delivered today.

Best,
Sarah

Sarah
E. Fortt

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W., Washington, DC 20036-5306

Tel +1 202.887.3501
• Fax
+1 202.530.4249

SFortt@gibsondunn.com • www.gibsondunn.com

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance.

"If you AGREE, please mark your proxy FOR this resolution."

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 5, 2015 1:46 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals@sec.gov; Briggs, Aaron (GE Corporate)
Cc: timclayroberts
Subject: GERobertsProposalSubmitted2015

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the GE proxy for voting at the 2016 shareholder meeting. The image may be copied in black and white.

Thanks

"Resolved: We request that the Company prepare a report, at reasonable cost, that outlines whether the spirit and letter procedures as published by the company is indeed consistent with company practices regarding two submissions the company made to the SEC . The report is to include a study that discloses if Mr. Jeffrey Immelt reasonably followed this procedure regarding these responses, and if not whether discipline is in order with the possibility of termination https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/robertfredrich020514-14a8.pdf, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf.

The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis http://www.ge.com/files_citizenship/pdf/TheSpirit&TheLetter.pdf.

During 2011, GE incurred legal costs and fines of over 200 million dollars as the SEC alleged that GE used a variety of accounting misdeeds in reporting income. During the year 2011 a concern was raised regarding the accounting practices of Mr. redacted General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company.

Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision.

Some shareholders have met peacefully, and lawfully discussed the matter concerning redacted redacted. After careful and thoughtful review, some shareholders believe that redacted used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the "Spirit and Letter". Some shareholders found evidence, and believe that the retaliation efforts of redacted included following his victim to a church, and falsely accusing the victim of threatening to kill him redacted. Some shareholders believe this last retaliation effort by redacted redacted was designed to interfere with the victims religious practices.

The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image).

ROBERTS IMAGE



From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. redacted, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe redacted's underling redacted, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

An individual, who concurs with the General Electric classifications glanced at redacted and corresponded that redacted was very obese. Some shareholders believe redacted retaliated against those following the health commandments of redacted Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs. http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If redacted is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.


Possible added Costs of a Very Obese Man (Lost Work + Medical Expenses Growing at 10%)
Cost in Dollars
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32
YR
Fredrich Image

Begin forwarded message:

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Approximate GE S and P 500 Comparison Since Immelt



~173
100
~63
GE
S and P 500

Jensen Image

GIBSON DUNN

EXHIBIT B

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 20, 2014 at 12:04:53 PM EST
To: Tim Roberts *** FISMA & OMB Memorandum M-07-16 ***
Cc: ShareholderProposals <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, lori zyskowski <lori.zyskowski@ge.com>
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, *** FISMA & OMB Memorandum M-07-16 *** wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

EXHIBIT C

RECEIVED

NOV 12 2013

B. B. DENNISTON III

Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2013

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

Dear Mr. Denniston

I am the owner of some common shares of General Electric Stock, and respectfully submit the enclosed Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.

I also include my proof of ownership.

I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Robert Fredrich

Robert Fredrich

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electrics conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. Former Plastics Chief John Krenicki correctly commented Were not going to be successful with the mutual fund management approach. The company operates several large unrelated lines of business. In my shared opinion the boards capacity to effectively oversee General Electric is severely compromised because outside directors have high profile demanding career obligations elsewhere.

There are routine compromises in the "spirit and letter commitment"

August 2012 General Electric recalled million appliances posing fire hazards.

Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.

General Electric used   in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns.

(Case 3:08-CV-00082-JHM-DW PageID# 1325)

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors.

"General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.

November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 share holders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

The only solution is the sale of the company

R.F.

Timothy Clay Roberts

*** FISMA & OMB Memorandum M-07-16 ***

September 27, 2015

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED

OCT 0 6 2014

B. B. DENNISTON III

Dear Brackett,

I am enclosing a shareholder proposal to be presented for voting at the 2015 shareholder meeting per rule 14a-8. This is on behalf of my fellow shareholder Robert Fredrich. Please see his request enclosed.

For questions, please contact me at:

*** FISMA & OMB Memorandum M-07-16 ***

Or send me an e-mail at: *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Timothy Roberts

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting. "The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

There are routine compromises in the "spirit and letter commitment"

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors."General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 shareholders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

Some shareholders find General Electric could use polish in the area of diversity. In 2011 a court advised General Electric that a sworn affidavit regarding a General Electric boss discussing an employee gives possible rise to racial discrimination, even if General Electric argues otherwise. The General Electric boss exclaimed a racial slur when discussing the employee. The racial slur by the General Electric boss was
. Case 3.08-cv-00008-JBC-DW Document 75.

The only solution is an independent board chairman who contributes to oversight.

Neal Renn

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston

I respectfully submit the below 414 word Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.
My shares are held in my 401K plan enabling you to confirm my shares.
I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,



Neal Renn
11/6/2013

"Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

"Supporting Statement: General Electric remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future. We believe this study is essential for realistic and responsible security, economic and ethical planning."

The report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis.

Current economy pressures employees to falsify completed work pandering to the mood of the boss.

Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding all documents two years old unless there was compelling business or legal reason to keep documents.

Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.

Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.

Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to "lie for the boss" certifying nuclear power plants aircraft engines or appliance safety.

Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

Human flaws as these, factored into the vulnerability and risk report could shed more accurate light into realistic and responsible security, economic and ethical planning.